UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 501, 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

INTERIM CONSOLIDATED BALANCE SHEET

(Unaudited)

PAN AMERICAN GOLD CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three and nine month periods ended September 30, 2006 and 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and nine month periods ended September 30, 2006 and 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2006 and 2005

(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual financial statements at December 31, 2005.

Note 2	Share Capital

Authorized

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares		Number	$
Balance December 31, 2005		34,927,116	$ 8,075,829
Shares issued for private placement		1,000,000	578,700

Balance September 30, 2006		35,927,116	$ 8,654,529

Treasury Shares

Shares returned on disposition of resource property (Note 3)		800,000	$ (305,129)

Warrants	Number	Exercise	Expiry

Balance December 31, 2005	420,533	US $ 0.83	Mar 7, 2006
Expired	(420,533)
	-
Granted	1,000,000	US $ 0.80	Mar 7, 2007

Balance September 30, 2006	1,000,000	US $ 0.80	Mar 7, 2007

Options

Balance December 31, 2005	1,133,334	$ 0.02	May 7, 2009
Cancelled	(1,033,334)

Balance September 30, 2006	100,000	$ 0.02	May 7, 2009

Note 3	Resource Properties

	Lennie	Eskay Creek	Nayarit State	Total
Interest in properties:
Balance, beginning of year	$ -	$ 69,274	$ -	$ 62,274
Acquisition/option costs	-	-	16,707	16,707
Less: Disposal	-	(69,274)	-	(69,274)
Balance, end of year	-	-	16,707	16,707

Exploration expenditures:
Balance, beginning of year	12,775	236,350	-	249,125
Current expenditures
Consulting	-	-	83,392	83,392
Other	495	-	-	495
	13,270	236,350	83,392	333,012
Less: Disposal	-	(236,350)	-	(236,350)
Balance, end of year	13,270	-	83,392	96,662

Balance, end of year	$ 13,270	$ -	$ 100,099	$ 113,369

The Company disposed of the Eskay Creek Resource Property in exchange for the return to treasury of 800,000 common shares. The fair value of the transaction was recorded as $305,129, which was estimated by management to be the fair value of the property at the time the transaction was negotiated. As a result, there is no gain or loss recorded on the disposition.

On May 15, 2006 the Company signed a binding letter of intent for the right to earn a 100% interest in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico. The current claims consist of four properties totalling 994 hectares.

Upon the closing of the agreement, the Company will obtain an option to acquire a 100% interest in the property, subject to an NSR, by completing the following:

•

Year 1 – Initial payment of US $20,000 and a second payment of US $40,000 six months later. Pan American is required to complete fieldwork commitments of US $100,000 on direct exploration of the property in that year.

•	Year 2 – Payment of US $120,000 will be made on the anniversary date of the option period and field work commitment of US $200,000 is required to be completed.
•	Year 3 – Payment of US $170,000 and field work commitment of US $300,000 is required to be completed.
•	Year 4 – Payment of US $750,000 to Ramon Farias, of which, at the discretion of the Company, up to 50% will be payable in shares of the Company.

Note 3	Resource Properties (cont’d)

The agreement also provides that:

•	Up to 25% of the payments noted above may be made in shares, at the rate of 1 share for each US $0.60.
•	All of the annual cash payments will be in US dollars, plus a 15% IVA (not including tax payments).
•	Work commitments exceeding required amounts will be credited to the following year.

Note 4	Disposal of Interest in the Partnership

On June 9, 2006, the Company sold 100% of its interest in Doon Investments for proceeds of $3,138,568. The carrying value of the investment was $2,859,708, resulting in a gain of $278,860.

Note 5	Related Party Transactions

During the three and nine month period ended September 30 the Company incurred the following expenses with directors or companies with a common director:

	Nine month period ended September 30,		Three month period ended September 30,
	2006	2005	2006	2005

Consulting fees	35,875	204,466	9,938	53,019

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As December 31, 2005 – $44,449 was owing to a director of the Company and a company with a common director.

As at September 30, 2006, loans payable are due to a shareholder. The amount is unsecured with no specific terms of repayment.

Note 6	Segmented information

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

	September 30, 2006	September 30, 2005
Net income (loss):
Canada	(26,837)	(250,487)
United States	-	(126,076)
Mexico	-	-
Total Assets:
Canada	376,111	3,398,701
Chile	-	-
Mexico	83,392	-

Note 7	Subsequent events

On October 5, 2006, the Company entered into a Debt Settlement and Subscription Agreement with Ramon Farias, a Director, where the Company has agreed to issue 100,000 common shares to Mr. Farias at a deemed issue price of US$0.30 per share in settlement of past services to the Company.

On October 18, 2006, 1,200,000 stock options were granted to Directors and Officers. Each option enables the holder to purchase one share of common stock at the exercise price of US$0.35 per share for a period of five years until October 18, 2011. According to the terms of the grant, 25% of the options vest on October 18, 2006 and 25% of the remaining options vest every three months until fully vested.

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 28, 2006

The following discussion and analysis of our financial condition and results of operations for the three quarters ended September 30, 2006 and September 30, 2005 should be read in conjunction with our audited consolidated financial statements and related notes dated December 31, 2005 and the interim unaudited financial statements ended September 30, 2006. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts included in the following discussion are expressed in Canadian dollars.

Our company’s Chief Executive Officer and Chief Financial Officer are responsible for maintaining our disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of September 30, 2006.

Notice Regarding Forward-Looking Statements

This discussion and analysis of our financial condition and results of operations contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect our current expectations, forecasts and assumptions.

Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in our filings that are available on the SEDAR website at www.sedar.com. We do not undertake to update any forward-looking statements that are included herein.

Nature of Business

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.” Our name changed to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, our name changed to “Tri-Lateral Venture Corporation” and, on May 6, 2004, our name was changed to our present legal and commercial name “Pan American Gold Corporation”. We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. Our common shares are quoted on the OTC Bulletin Board under the symbol “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property is an option on the Huicicila property in Nayarit State, Mexico. We also own the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario, Canada.

We acquired the following four properties in connection with the acquisition of Pan American Gold Corporation (Nevada) in May 2004: Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. During 2004, we conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

We do not have defined mineral resources or reserves on any of our exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past two years, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

Option of Nayarit State, Mexico Gold Property

On May 15, 2006, we entered into a letter agreement whereby we can earn a 100% interest in the Huicicila gold and silver property located in Nayarit State, Mexico. A due diligence review was completed. On July 6, 2006, we incorporated a wholly-owned Mexican company, Compania Minera P.A.M., S.A. de C.V. A definitive option agreement was executed through this subsidiary on October 3, 2006.

Disposition of Eskay Creek Property

In February, we entered into a termination agreement whereby we transferred our undivided 75% interest in and to certain mining claims situated in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to this agreement, we assigned our interest in these properties to a shareholder of our company, Matt Mason, in consideration for the return to treasury of 800,000 of our common shares.

Option of Mexican Silver Property

In the first quarter of 2006, we commenced evaluation of the la Reforma property in Mexico. After completing our due diligence review, we decided not to pursue this acquisition.

Private Placements

On April 13, 2006, we sold one million units at US$0.50 per unit. Each unit is comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share for US$0.80 for a period of one year from the date of issuance. Gross proceeds of the placement were US$500,000.

Management Changes

In the first quarter of 2006, we made changes to our management team. Greg Burnett and Rick Bachman resigned as officers and directors and were replaced by Steve Bajic and Wiktor Musial. Mr. Musial was appointed a director and Mr. Bajic assumed the role of President and was also appointed a director. Ramon Farias and Alan Hitchborn were appointed as directors during the second quarter of 2006. Michael Sweatman resigned as director and Chief Financial Officer and Alan Hitchborn resigned as director during the third quarter of 2006. Eugene Schmidt was appointed as a director and Vice President Exploration and Martin Bajic was appointed Chief Financial Officer during the third quarter of 2006. Subsequent to the end of the third quarter 2006, Giovanni Lopez was appointed a director.

General Activities

During the three months ended September 30, 2006, we continued and completed our initial stage of exploration work on the Huicicila property in Nayarit State, Mexico. A 600m drill program was completed and encouraging assay results were announced subsequent to the quarter end on October 25, 2006. Drill hole #3 (DDH-3) showed the strongest results of approximately 2.1 meters of 27.1 gm Au/m.t. The results show that the targeted Huichapa vein mineralization exists where old reserve plans indicate grade and adds to the hypothesis that the historic reserves discovered by American Smelting and Refining Company (“ASARCO”) in the 1920’s and 30’s remain in place. However, it is too early to say that the old ASARCO historic reserves are in tact or that other potential exists downdip and along strike from the Huichapa ore shoots. A geological report is being prepared collaborating current and previous exploration work on the property. Further exploration work is planned for the winter of 2006-7 following the rainy season in Mexico.

We have maintained our Red Lake property and have had discussions with resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

On June 9, 2006, we disposed of our investment in the limited partnership for a nominal gain and on August 3, 2006, we dissolved 680102 B.C. Ltd, our inactive British Columbia wholly-owned subsidiary.

We continue to review additional prospective resource properties and pursue additional financing.

Selected Annual Information

	2005	2004	2003
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Income (loss) after discontinued operations and extraordinary items
Total	(428,078)	(982,572)	(104,375)
Per share	$ (0.01)	$ (0.03)	$ (0.00)
Total Assets	3,250,702	3,428,573	17,474
Long Term Liabilities	3,134,515	2,923,968	Nil
Dividends	Nil	Nil	Nil

In 2004, we conducted significant exploration activities until a shortage of available funds necessitated a reduction in activity in 2005. In 2002 and 2003, we were relatively inactive while we restructured our operations. During 2005, we continued to look for new properties and to secure financing. In April 2006, we closed a US$500,000 private placement financing. This capital has been and will continue to be used to advance our interest in the Huicicila property in Mexico and to review additional prospective resource projects.

Results of Operations

Due to low working capital, operations during the year ended December 31, 2005 were limited to clearing up details of our Nevada operations, securing the return of reclamation bonds, a review of data from the geophysical survey of our Eskay Creek property and disposition thereof, and review of options to raise additional capital and acquire new resource opportunities.

At September 30, 2006, we had working capital of $236,291 compared with a working capital deficiency of $85,533 at December 31, 2005. We expect that we will require additional financing during the next twelve month period to provide adequate funds to carry out additional exploration activities on our properties, which, if not raised, could require curtailment of activities in the future.

Our net loss for the three month period ended September 30, 2006 totaled $89,351 as compared to a net loss of $160,976 for the same period in 2005. This was mostly due to our company not paying any interest income on the promissory note related to a limited partnership investment, which was disposed of in the second quarter of 2006. We also wrote off $58,329 in resource properties in the same period in 2005. Our expenses rose $17,142 to $91,332 during the three months ended September 30, 2006 from $74,190 during the comparative period in 2005 due to an increase in legal and management fees.

Our net loss for the nine month period ended September 30, 2006 totalled $26,837 as compared to a net loss of $376,563 for the same period in 2005, mostly due to the aforementioned partnership disposition.  Expenses for the nine month period ended September 30, 2006 were $220,759 as compared to expenses of $277,203 during the nine month period ended September 30, 2005, notably due to an 82% drop in consulting fees.

The following is a summary of our financial results for the eight most recently completed quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31
	2006	2006	2006	2005	2005	2005	2005	2004
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net income (loss)	(89,350)	139,266	(76,753)	(51,515)	(160,976)	(122,729)	(92,858)	(718,694)
Per share	$(0.00)	$ 0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Per share, fully diluted	$(0.00)	$ 0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Liquidity

We had total assets of $459,503 as at September 30, 2006, which primarily consisted of cash of $341,888 and resource properties of $113,369. We had no long-term liabilities as at September 30, 2006, as the previously held promissory note of $3,169,497 related to our former partnership interest was paid concurrent with its disposition.

At September 30, 2006, we had working capital of $236,291. Although management has determined that we have sufficient funds to carry on operations in the near future, we anticipate that we will require additional funds to continue operations during the next twelve month period. We intend to raise any required funds through private placement financings of our equity securities. However, we can offer no assurance that we will be successful in raising such funds on terms favourable to us when required.

We intend to focus on exploration work on the Huicicila property in Nayarit State, Mexico during the remainder of 2006 and the first half of 2007.

Capital Resources

We do not own any producing mineral properties. Capital required to operate must come from debt or equity financings or from other sources such as joint venture partners.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Transactions with Related Parties

During the three months ended September 30, 2006, our company entered into the following related party transactions:

1.

Our company paid a total of $9,938 in consulting fee during the quarter ended September 30, 2006 to Wiktor Musial, a director of our company and MDS Management, a company controlled by a director of our company, as compared to $53,046 for consulting fees during the quarter ended September 30, 2005.

2.

Our company issued an aggregate of 1,200,000 stock options to the directors and officers set out below. We issued the options on October 18, 2006, each option of which enables the holder to purchase one share of our common stock at the exercise price of US$0.35 per share for a period of five years until October 18, 2011. According to the terms of grant, 25% of the options vested on October 18, 2006 and 25% of the remaining options vest every three months until fully vested.

Steve Bajic Eugene Schmidt Martin Bajic Ramon Farias Giovanni Lopez	500,000 options 300,000 options 200,000 options 100,000 options 100,000 options
3.

On October 5, 2006, our company signed a debt settlement, subscription agreement, and issued 100,000 shares at a deemed price of US $0.30 per share to our director, Ramon Farias, in settlement of past services provided to our company.

Critical Accounting Estimates

We have adopted depreciation policies, which, in the opinion of management, are reflective of the estimated useful lives and abandonment cost, if any, of our assets. We have not currently recorded any amounts in respect of abandonment, as none of these costs have been identified at present.

In addition, we are capitalizing costs related to the development and furtherance of development properties. The recovery of those costs will be dependant on our ability to discover and develop economic reserves and then develop the projects in an economic fashion. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes valuation model in calculating stock based compensation expenses. The model requires that estimates be made of volatility; interest rates and the ensuing results could vary significantly if changes are made in these assumptions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash, other receivables, deposits, reclamation bonds, accounts payable and accrued expenses, and loans payable. The loans payable are non interest-bearing.

It is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Internal Controls

There has been no change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Outstanding Share Data

As of November 23, 2006, there were 35,927,116 fully paid and non-assessable shares of our common stock issued and outstanding. In addition, we had 1,200,000 options issued and outstanding as of November 23, 2006. We issued the 1,200,000 options on October 18, 2006, each option of which enables the holder to purchase one share of our common stock at the exercise price of $0.35 per share for a period of five years until October 18, 2011. According to the terms of grant, 25% of the options vested on October 18, 2006 and 25% of the remaining options vest every three months until fully vested. The options were issued to the following directors and officers of our company:

Steve Bajic Eugene Schmidt Martin Bajic Ramon Farias Giovanni Lopez	500,000 options 300,000 options 200,000 options 100,000 options 100,000 options

We also had 1,000,000 share purchase warrants issued and outstanding as of November 23, 2006. The warrants were issued on April 13, 2006 in a private placement financing whereby we sold 1,000,000 units at US$0.50 per unit, each unit consisting of one share of our common stock and one warrant. Each warrant entitles the holder to acquire an additional share of our common stock for an exercise price of US$0.50 for a period of one year from the date of issuance.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Nine Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2005
Capitalized or expensed Exploration and Development Costs	$ 100,594	$ 131,486
Expensed Research and Development Costs	Nil	Nil
General and Administrative Expenses	$ 220,759	$ 277,203
Material Costs	Nil	Nil

Capitalized or Expensed Exploration and Development Costs

For the Lennie property, we expensed $495 during the nine month period ended September 30, 2006 and $nil during the same period for 2005.

For the Huicicila (Miravalles) property, we expensed $100,099 during the nine month period ended September 30, 2006 and $nil during the same period for 2005.

During the nine month period ended September 30, 2005, we expended $131,486 on the Eskay Creek property.

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com or on our company’s website at www.panamericangold.com.

Form 52-109F2 Certification of Interim Filings

I, Steve Bajic, Chief Executive Officer of Pan American Gold Corporation, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation, (the issuer) for the interim period ending September 30, 2006;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: .November 29, 2006

/s/ Steve Bajic___________

Steve Bajic

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Martin Bajic, Chief Financial Officer of Pan American Gold Corporation, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation, (the issuer) for the interim period ending September 30, 2006;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: .November 29, 2006

/s/ Martin Bajic___________

Martin Bajic

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: November 30, 2006